NEWS RELEASE  December 19, 2005
Trading Symbol: AMM - TSX; AAU - AMEX
www.almadenminerals.com

New Belt of Epithermal Gold Mineralisation Identified in B.C.

Almaden Minerals Ltd. (“Almaden”) commenced a regional exploration program for gold in an area west of Merritt, British Columbia in 2001. During the Gold Rush of the mid–19th to early 20th centuries, placer gold was mined in this area from the Fraser and Thompson Rivers and on many tributary streams in the Ashcroft-Lytton-Lillooet district. Production records of this mining are not detailed, however the discovery of coarse gold in 1857 near the confluence of the Thompson and Nicoamen Rivers initiated the Gold Rush into British Columbia. Early into Almaden’s program, several areas of elevated gold in stream sediments were identified. Follow-up prospecting resulted in the identification and staking by Almaden of four areas of clay-carbonate alteration and quartz veining, representative of low-sulphidation epithermal gold-silver vein systems. Despite the proximity to Vancouver, the claims staked by Almaden are the first hardrock claims ever known to have been recorded in three of these areas. Two of the areas staked by Almaden, the PV property and the Skoonka Creek property, have been optioned to Consolidated Spire Ventures Ltd. (“Spire”) and Strongbow Exploration Inc. ("Strongbow") respectively under terms whereby each can acquire a 60% interest in the respective property. The other prospects, Merit and Nicoamen River, were discovered by Almaden in 2004. Below is a description of the work done to date on the properties identified and the plans for 2006.

Skoonka Creek Project

This project is optioned under terms whereby Strongbow can acquire a 60% interest in the property through spending and share issuances to Almaden. The project is located less than 10 km from the Trans Canada Highway and Canadian National Railway line, and approximately three hours by car from Vancouver in southern British Columbia. Strongbow announced the results of the first drill program ever conducted on the property in November 2005 (see Almaden news release of November 29, 2005). This drilling was highlighted by an intersection grading 18.4 grams per tonne (g/t) gold over 12.8 metres (0.537 ounces/ton over 42 feet). A track mounted drilling rig was used to complete an eleven hole, 1,257 m exploration drilling program over a three week period in October. Seven of the NQ drill holes tested the along strike and down dip potential of the JJ vein system, where previous hand trenching had returned up to 19.3 g/t gold over 3.4 m. Strongbow has informed Almaden that this drilling has successfully traced gold mineralization over a strike length of 350 m, intersecting alteration and quartz veining typical of low sulphidation epithermal gold systems. The 2005 exploration program at Skoonka Creek was conducted under the supervision of David Gale, P.Geo. (BC), Vice-President of Exploration for Strongbow and a qualified person under NI 43-101. A quality assurance/quality control program is in place for the Skoonka Creek property, with the insertion of standard, blank and field duplicate samples into the sample stream. All samples from the drilling program were split with one half the core submitted to Global Discovery Laboratories of Vancouver, BC for analysis.

Prospect Valley (“PV”) Au-Ag Project

Almaden has optioned the PV project to Consolidated Spire Ventures Ltd. (“Spire”). Spire can earn a 60% interest in property through spending on the property and making share issuances to Almaden. Reconnaissance prospecting has found numerous surface fragments of quartz veins and breccias. Grab samples from these have returned values ranging up to 43.3 g/t Au. Almaden has carried out early stage work including a small IP geophysical survey. Hand trenching on the Discovery (NIC) Showing exposed a quartz vein/breccia in bedrock that returned significant assays including 9.2 g/t Au over 0.5m. Spire has informed Almaden that a large geologic mapping, trenching and soil and rock sampling program was completed in November, 2005. This work has outlined a strong gold and multi-element soil geochemical anomaly measuring over 3,000 meters long by 200 to 400 meters wide. Gold-silver bearing quartz veins have been identified in numerous hand trenches, within separate areas along the trend of this soil anomaly. The overall results of the trenching program are currently being complied by Spire. Spire has also informed Almaden that they are considering ground geophysical surveys in early 2006 to better define drill targets in the mineralized areas. Exploration on the PV project is being carried out under the direction of Mr. George Gorzynski, P.Eng., a Qualified Person under the meaning of Canadian National Instrument 43-101 and a director of Spire.

Merit Project

This project adjoins the large PV project to the east and is wholly owned by Almaden. During late 2004 and the summer of 2005 an initial property evaluation was carried out by Almaden under the supervision of Edward Balon, P.Geo. (B.C.). The program included prospecting and reconnaissance rock sampling, grid soil geochemistry (1,182 samples taken), limited geological mapping and hand trenching on two of the three mineral zones identified to date. The results of this work are currently being compiled, however highlights include average gold analyses of 965 ppb (0.97 g/t) from all 115 reconnaissance rock samples (with values up to 7.9 g/t gold) and three contiguous channel samples which average 7.2 g/t gold across a 1.8 meter true width section of quartz veining and altered hostrock exposed by trenching in the main (Sullivan Ridge) zone.

Nicoamen River Project

A 2005 work program was carried out on this wholly owned Almaden property in 2005 under the supervision of Edward Balon, P.Geo. (B.C.) The work consisted of grid soil sampling (771 samples collected), roadcut soil sampling, prospecting and reconnaissance rock sampling as well as limited hand trenching and geologic mapping. The results from the 2005 program remain to be compiled, however 12 grab samples of quartz vein float collected in

2004 returned gold analyses ranging from 0.25 g/t gold to 55.5 g/t gold. The source of the float remains to be located.

Regional Exploration

Regional exploration work was conducted by Almaden late in the 2005 field season. This program, also carried out under the direction of Edward Balon, P.Geo. (B.C.) was successful in identifying several new gold stream sediment and soil anomalies as well as mineralised quartz vein occurrences. Three additional wholly owned properties have been acquired by staking to cover these targets for further evaluation in 2006. As a result of these new acquisitions, Almaden now controls seven claim blocks totalling 42,570 hectares (roughly 426 square kilometres) in this exciting new gold belt.

Almaden’s management is very encouraged by the results generated by the company’s joint venture partners as well as those from the wholly owned Merit and Nicoamen River projects. These properties represent a previously unidentified trend or belt of epithermal vein systems with the potential to host significant gold-silver deposits. The success of the first stage drill program at Skoonka Creek furthers illustrates the high grade potential of the new belt. Almaden will continue to advance its wholly owned Merit and Nicoamen River projects while management seeks high-quality partners to further develop these new properties. In 2006, Almaden also expects further drilling at the Skoonka Creek property and continued work towards developing discrete drill targets at the PV project by partners Strongbow and Spire respectively.

Almaden currently has 14 active joint ventures, including 9 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.